

December 17, 2014

<u>Via E-mail</u>
Dian C. Taylor
President and Chief Executive Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, DE 19702

      Re: **Artesian Resources Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 14, 2014
              File No. 0-18516

Dear Ms. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence, page 59</u>

1. You disclosed a related party transaction from September 2013 in Note 15 of your financial statements on page 41. In future filings, please disclose such transaction in this section as well, consistent with Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director